Exhibit 23.1


                            Consent of KPMG LLP


The Board of Directors
Tumbleweed Communications Corp.:

We consent to incorporation by reference in this registration statement (Post-Effective Amendment No. 2 to Form S-8 (No. 333-84683)) of Tumbleweed Communications Corp. of our report dated January 17, 2000 except as to Note 10, which is as of January 31, 2000, relating to the consolidated balance sheets of Tumbleweed Communications Corp. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999 annual report on Form 10-K of Tumbleweed Communications Corp.



                                             /s/ KPMG LLP


San Francisco, California
April 28, 2000